25002008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-68062

SEC Mail Processing
FEB 28 2025
Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SpiderRock EXS LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

300 South Riverside Plaza, Suite 2350
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Charmaine Morton	312-256-9605	charmaine.morton@spiderrock.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ryan & Juraska LLP, Certified Public Accountants
(Name – if individual, state last, first, and middle name)

141 West Jackson Boulevard, Suite 2250	Chicago	Illinois	60604
(Address)	(City)	(State)	(Zip Code)

03/24/2009	3407
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charmaine Morton, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SpiderRock EXS LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

HUNTER D SIMS-DOUGLAS
OFFICIAL SEAL
Notary Public - State Of Illinois
My Commission Expires
March 22, 2027

Signature:

Title:
CFO

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

R&J

RYAN & JURASKA LLP
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of SpiderRock EXS, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SpiderRock EXS, LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of SpiderRock EXS, LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of SpiderRock EXS, LLC's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to SpiderRock EXS, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ryan & Juraska LLP

We have served as SpiderRock EXS, LLC's auditor since 2018.
Chicago, Illinois
February 26, 2025

SpiderRock EXS LLC

Statement of Financial Condition

December 31, 2024

ASSETS		
Cash	$	2,419,597
Accounts receivable		5,158,438
Receivables from affiliate		134,555
Deposit with clearing broker		295,134
Money market securities at fair value		6,048,423
Furniture, equipment & leasehold improvements, net		386,245
Right of use asset		3,650,596
Other assets		270,478
Total Assets	**$**	**18,363,466**
LIABILITIES & MEMBER'S EQUITY		
Due to affiliate	$	1,080,000
Due to member		87,000
Accounts payable & accrued expenses		1,052,977
Lease liability		3,752,563
Total Liabilities		**5,972,540**
Member's equity		12,390,926
TOTAL LIABILITIES & EQUITY	**$**	**18,363,466**

The accompanying notes are an integral part of these financial statements

Note 1: Nature of operations and significant accounting policies

Nature of operations: SpiderRock EXS LLC (the Company) is registered as a broker-dealer with the Securities Exchange Commission (SEC), is a member of the Financial Industry Regulatory Authority, Inc. (FINRA), is a member of the National Futures Association (NFA) and is registered as an Independent Introducing Broker with the Commodity Futures Trading Commission (CFTC). The Company is a provider of trading technology, software and connectivity for order entry. The Company has a fully disclosed clearing arrangement with RQD Securities. In 2022 the Company became a member of the Nasdaq and Arca and CBOE in 2023. In 2024 the company received ATS approval.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange act of 1934 and accordingly is exempt from the remaining provisions of that rule. The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The users of the platform maintain a direct relationship with the clearing broker of their choice, and the Company does not accept, hold, or transmit customer funds or securities. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Company was organized as a limited liability company on July 30, 2008 and was wholly owned by SpiderRock Holdings LLC. On April 1, 2022, the management underwent a minor restructuring, placing SpiderRock Technology Solutions LLC (STS) as the new manager and sole member of the Company. STS is wholly owned by SpiderRock Holdings LLC. The operating agreement provides that the Company will continue until dissolved pursuant to the agreement.

A summary of the Company's accounting policies is as follows:

Accounting policies: The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable: Receivables are stated as the amounts billed to users of the trading platform and are reduced by management's best estimate of the amounts that will not be collected.

Furniture, equipment, & leasehold improvements: Furniture, equipment, & leasehold improvements are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method based on estimated useful lives of depreciable assets. Assets are tested for impairment whenever events or circumstances indicate the carrying value may be permanently impaired.

Note 1: Nature of operations and significant accounting policies (continued)

Accounting for leases: In February 2016, the FASB amended the guidance on accounting for leases. The new guidance required lessees to recognize right-of-use (ROU) and lease liabilities for the rights and obligations created by all qualifying leases. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee remains substantially unchanged and depends on classification as a finance or operating lease. The Company adopted the new guidance beginning on January 1, 2019 and elected to use the effective date as the date of initial application. At adoption the Company recognized lease liabilities of $1,809,101 representing the value of the remaining fixed lease payments. Changes in lease liabilities are based on current period interest expense and cash payments. The Company also recognized ROU assets of $1,673,148 at adoption, which represents the measurement of the lease liabilities, payments, direct costs and lease incentives received. In July of 2024 the Company entered into an expansion and extension of its lease agreement. At that time, it recognized lease liability of $3,782,931 and ROU of $3,765,936.

Revenue recognition: The Company recognizes revenue in accordance with ASC Topic 606 Revenue from Contracts with Customers, effective in 2018. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time. Platform Usage Fees: The Company facilitates execution of all U.S. listed equities and equity/index options via low latency infrastructures directly connected to all equity and options exchanges as well as selective dark pools, via the Company's proprietary trading platform. Clients are assessed platform fees on a per trade basis when using the Company's platform. The fees are recorded on the trade date and invoices are typically issued to the client monthly. The Company believes the performance obligation is met at that time, and the client has an opportunity to confirm the invoiced activity with their respective clearing or back-office resources. Passed Through Charges: The Company receives exchange clearing and regulatory related charges via the executing broker, and these fees are passed on to the client. Commissions: The Company charges a commission for direct routing to the exchange, as well as commissions from its high touch agency desk launched in 2023, that accepts block size option orders from broker-dealers, professional traders, and institutional accounts. Tier Rebates: The Company receives tier rebates negotiated with the executing broker. Other Revenue: The Company receives PFOF shared by executing broker and rent income from affiliates (discussed in Note 3). Other Revenue also holds dividend revenue from overnight sweeps activity (discussed in Note 9).

Income taxes: The Company is a limited liability company and not subject to income tax examinations by major taxing authorities for the years before 2021. Any member is individually responsible for its allocable portion of taxation of income or loss of the Company and therefore no provision for taxes is made in the accompanying financial statements.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more likely than not to be sustained when challenged or when examined by the applicable tax authority. Tax positions not deemed to meet the more likely than not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ending December 31, 2024, management has determined that there are no material uncertain income tax positions.

Note 1: Nature of operations and significant accounting policies (continued)

Recent accounting pronouncement: The Financial Accounting Standards Board (FASB) has established the Accounting Standards Codification (Codification or ASC) as the authoritative source of generally accepted accounting principles (GAAP) recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates (ASUs). Company management has reviewed the accounting standards updates issued by the FASB that were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year ending December 31, 2024. Based upon this review, the Company has implemented the pronouncements that require adoption (if any). They have also concluded that the remaining pronouncements have either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses ASU 2016-13. This ASU amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses model ("CECL"). Under CECL, the allowance for losses reflects management's estimate of credit losses over the remaining expected life of the financial assets and expected credit losses for newly recognized financial assets, as well as changes to expected credit losses during the period, would be recognized in earnings. Expected credit losses will be measured based on historical experience, current conditions, and forecasts that affect the collectability of the reported amount and will be generally recognized earlier than under current standards. The standard was effective for the Company on January 1, 2020. The adoption of this standard did not have a material impact on the Company's financial statements. At December 31,2024 the Company did not have any amounts recorded for credit losses.

Under ASC-280, the Company is engaged in a single line of business as a securities broker-dealer, which is comprised of agency transactions in Stocks, Options and Futures. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Note 2: Furniture, equipment & leasehold improvements

At December 31, 2024 the Company had furniture, equipment and leasehold improvements as follows:

Furniture, Equipment & Leasehold Improvements

December 31, 2024

Equipment	$	33,761
Furniture		64,309
Leasehold Improvements		749,644
Less accumulated depreciation		(461,469)
		386,245

Note 3: Related-party transactions

The Company has rent and office expense sharing agreements with its affiliate, SpiderRock Platform Services LLC (PLAT). At December 31, 2024 $85,239 was due to the Company from PLAT for rent, which is included in Due from Affiliate in the statement of financial condition.

The Company provides trading technology and software connectivity to CSAM LLC. At December 31, 2024 $49,316 is due to the Company by CSAM, which is included in Due from Affiliate.

The Company has a service agreement with PLAT whereby the Company licenses the trading technology platform on a per user basis. At December 31, 2024 the Company owed PLAT $1,080,000 which is included in due to affiliate on the statement of financial condition. The Company has a service agreement with SpiderRock Technology Solutions LLC (STS), which provides management services including HR and compliance technology. At December 31, 2024, the Company owed STS $87,000 which is included in due to member on the statement of financial condition.

Notes to Financial Statements

Note 4: Lease Commitments

The Company recognizes leases in accordance with FASB ASC Topic 842, Leases. That guidance was amended to require nonpublic business entities to recognize a right-of-use asset and a lease liability in the statement of financial condition. The amendment became effective for the Company's fiscal years beginning after December 15, 2018.

The Company leases its current office space and has a security deposit of $200,000, which is included in other assets on the statement of financial condition. In July the agreement was extended for an additional 10 years and larger space. The Company used a discount rate of 6% to calculate net present value of future liabilities.

The approximate minimum annual rental commitments under noncancelable operating lease is as follows:

Year ending December 31		Amount
2025		314,853
2026		457,635
2027		473,076
2028		514,425
2029		572,491
Thereafter		2,845,425
	$	5,177,905
Imputed Interest		(1,425,342)
Lease Liability		3,752,563

For the year ending December 31, 2024, the occupancy expense amounted to $600,336. This amount includes amounts reimbursed by affiliates as discussed in note 3.

Note 5: Indemnifications

In the normal course of business the Company indemnifies and guarantees certain service providers, such as its clearing broker against specified losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Additionally the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown as no claims have yet to be made. The Company expects the risk of obligations for future indemnifications to be remote.

Notes to Financial Statements

Note 6: Customer Concentration

For the year ending December 31, 2024, the Company had no major clients. A client is considered major when the concentration of platform usage fees from that client exceeds 10% of the total platform usage fees

Note 7: Concentrations of Credit Risk

The Company maintains certain cash deposits with a financial institution. On occasion, these deposits may exceed the maximum insurance level provided by the Federal Deposit Insurance Corporation. The Company monitors such credit risks and has not experienced any losses related to such risks. At December 31,2024, the Company had a significant credit concentration of money market investments totaling $6,048,423 at one bank. Management does not consider this risk to be significant.

Note 8: Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the Company to maintain minimum net capital equal to the greater of $100,000 or 6-2/3 percent of aggregate indebtedness as defined, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. As of December 31, 2024, the Company had net capital of $6,343,176 which was $6,188,380 in excess of its required net capital of $154,796. Its net capital ratio was therefore 0.37 to 1. The minimum net capital requirements may effectively restrict payment of distributions as they are subject to the minimum net capital requirements and notification requirements. The Company is subject to the same net capital rules for the NFA.

Notes to Financial Statements

Note 9: Fair Value Measurement and Disclosures:

ACS 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement data. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the input to valuation techniques used to measure fair value into three broad levels:

> Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> Level 2: Inputs are inputs other than quoted prices included with Level1 that are observable for the asset or liability, either directly or indirectly.
>
> Level3: Are observable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

At December 31, 2024, the Company held investments in money market securities totaling $6,048,423, which are categorized as Level 1 investments. At December 31, 2024, the Company held no Level 2 or Level 3 investments.

Note 10: Subsequent Events

The Company has evaluated subsequent events through February 26, 2025, the date the financial statements were available to be issued, noting no material events requiring disclosure, other than noted below.

During the month of January 2025, the Company had member equity withdrawals totaling $500,000.